Exhibit 99.1

PAN AMERICAN SILVER INCREASES EARNINGS AND CASH FLOW DURING THE FIRST QUARTER OF 2010
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Cash Costs per ounce of Silver Decline 27%

Vancouver, B.C. – May 10, 2010 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended March 31, 2010.  The Company also provided an update on its operations and development projects.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.panamericansilver.com.

First Quarter 2010 Highlights (unaudited) (1)

  •   Silver production increased 13% to 5.5 million ounces.
  •   Gold production increased 34% to 27,896 ounces.
  •   Cash costs (2) declined 27% to $4.35 per ounce of payable silver, net of by-product credits.
  •   Mine operating earnings (3) increased 252% to $36.9 million.
  •   Net income increased 189% to $19.1 million or $0.18 per share.
  •   Cash flow from operations (before changes in non-cash working capital) (4) increased 127% to $42.1 million, or $0.39 per share.
  •   Sales rose 88% to $132.4 million.
  •   First semi-annual dividend of $0.025 per share paid to shareholders in March.
  •   Completed acquisition of Aquiline Resources Inc. and launched a comprehesive development program at the Navidad silver project in Argentina.

(1) Financial information based on Canadian GAAP; percentages compare Q1 2010 with Q1 2009.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.  A reconciliation is included in the Company’s MD&A on page 12.
(3) Mine operating earnings is a non-GAAP measure used by the company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization and is considered to be substantially the same as gross margin.
(4) Cash flow from operations (before changes in non-cash working capital) is a non-GAAP measure used by the Company to manage and evaluate operating performance.  The Company considers this measure to better reflect normalized cash flow generated by operations.  Cash flow per share is a non-GAAP measure used as a measure of return on capital and is calculated using cash flow from operations, before changes in non-cash working capital, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

Commenting on Pan American’s first quarter results, Geoff Burns, President & CEO said, “At 5.5 million ounces, our silver production was about 3% shy of our expectations, but we more than offset this by producing almost 8,000 ounces of gold more than we planned.  At $4.35 per ounce of silver, our consolidated cash costs were almost 19% lower than in the previous quarter, 27% lower than a year ago and well below our 2010 cash costs guidance of $6.40 per ounce of silver.  Our net earnings and operating cash flows increased as compared to a year ago, benefitting from solid production and strong silver and gold prices.”

Burns continued, “In addition, we also commenced an aggressive and comprehensive development program at the Navidad silver project.  In less than three months since acquiring the project, we’ve staffed up our local project team and are active in all aspects of project

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com

development, from environmental impact assessment to advanced metallurgical testing and plant site selection.  Navidad is a huge part of our future growth and we are committed to giving it all the attention a world-class silver development project deserves.”

Financial Results

Sales during the quarter ended March 31, 2010 rose to $132.4 million, an increase of 88% compared to the $70.4 million posted during the first quarter of 2009.  The increase resulted from higher quantities of silver, gold and zinc sold and the significant increase in realized prices for all metals produced by the Company.  Mine operating earnings for the quarter increased by more than 250% to $36.9 million from the comparable period in 2009, as increased revenues more than offset higher cost of sales and depreciation and amortization charges.

During the first quarter of this year, Pan American generated net income of $19.1 million or $0.18 per share, which represents an increase of 189% from the $6.6 million posted during the first three months of last year.  The increase was a result of higher quantities of metals sold, significantly higher realized prices for all metals produced and a positive foreign exchange adjustment of $3.0 million primarily from the revaluation of liabilities denominated in Argentinean pesos.

The Company generated $42.1 million or $0.39 per share in quarterly cash flow from operating activities (before changes in non-cash operating working capital), which was 121% higher than a year ago.

During the quarter, Pan American recorded a tax provision of $11.4 million, which was $9.1 million higher than in the first quarter of 2009.  The increase was primarily attributable to higher taxable income generated and the establishment of a valuation allowance related to exploration activities in Argentina and Mexico.

The Company remains in very strong financial condition.  At March 31st the Company had $215.4 million in cash and short term investments, working capital of $302.8 million, and no debt.

This financial strength allowed Pan American to declare the first dividend in its history.  Holders of record of the Company’s common shares as of the close of business on February 26th received a dividend of $0.025 per share payable on or about March 12, 2010.  We expect to have the necessary financial and operational maturity to return cash to our shareholders on a regular basis.  Specific amounts and distribution dates of future semi-annual dividends will be approved by the Board of Directors on an ongoing basis.

Production and Mining Operations

Consolidated silver production for the first quarter of 2010 was 5.5 million ounces, 13% more than in the first quarter of 2009.  The increase was due to production from the Manantial Espejo and San Vicente mines, which were in start-up mode in the first quarter of last year and this year contributed 1.0 million ounces and 0.8 million ounces of silver, respectively.

In Mexico, both the Alamo Dorado and La Colorada mines had a strong production quarter producing 1.1 million ounces and 0.9 million ounces of silver respectively.  Alamo Dorado was once again the Company’s largest silver producer during the quarter.

In Perú, both Morococha and Quiruvilca produced as expected and contributed 0.7 million ounces and 0.3 million ounces of silver respectively; however, silver production at Huaron was hampered by poor ground conditions which have significantly slowed ore extraction.  The Company expects that Huaron will experience decreased mining rates until early in the third quarter of this year, when new mining areas will be developed.  However, the Company also expects that higher silver and gold production from its other operations will make up for the shortfall.  Huaron contributed only 0.7 million ounces of silver to the first quarter total, 33% less than a year ago.

The Company also increased its first quarter gold production to 27,896 ounces, a 34% improvement from the same period of last year.  The rise in gold production is directly attributable to more gold ounces being produced at the Manantial Espejo mine, where gold grades and recoveries were better than expected.  Consolidated zinc and copper production remained stable compared to the first quarter of last year; however, lead production declined 25% as it was negatively affected by Huaron’s slow down, as well as by lower lead production from Morococha.

Consolidated cash costs for the quarter were $4.35 per ounce of silver, net of by-product credits, a decline of 26.7% from the $5.94 per ounce recorded in the same period of last year and well below the Company’s 2010 annual forecast of $6.40 per ounce of silver.  Lower cash costs were primarily a function of better than expected gold production from Manantial Espejo and higher than predicted gold and base metal by-product prices.

As a consequence of the lower than planned cash costs in the first quarter, the Company has revised downward its full year consolidated cash cost guidance to $5.90 per ounce of silver.

Business Development

On January 26 2010 Pan American announced that it had completed the acquisition of 100% of the outstanding common shares of Aquiline Resources Inc. (“Aquiline”), owner of several development projects, including the world-class Navidad silver deposit located in Chubut, Argentina.  The Company has launched a comprehensive development program for the eight separate deposits that comprise the Navidad project.  The program includes infill, condemnation and hydro-geological drilling, advanced metallurgical testing, resource modeling, and preparation of a detailed environmental and social impact assessment.  During the first quarter of 2010, Pan American invested $4.7 million in the project and expects to spend approximately $40 million over the next 10 months to complete a full feasibility study and be prepared for a construction decision.

In February, the holder of a convertible debenture that Pan American inherited through its acquisition of Aquiline, announced its decision to convert the debenture into an agreement to purchase 12.5% of the life of mine payable silver production from the Loma de la Plata zone of the Navidad deposit.  Although the decision to convert the debenture into an agreement to purchase has been made, the terms of the final agreement are still being discussed.

At the La Preciosa joint-venture in Durango, Mexico, the Company continued to advance the drilling and metallurgical testing program that began last year in June.  During the first quarter, Pan American invested $2.1 million to complete 15,025 meters of resource definition drilling, as well as to continue with metallurgical testing and the evaluation of potential mining methods.  The Company continues to work on securing land access rights to test new exploration targets within the property and Pan American expects to release a preliminary economic assessment early in the third quarter of this year.

Geoff Burns added, “At the beginning of 2009 we were focused on bringing Manantial Espejo and San Vicente to full commercial production.  A year later, our attention has shifted to the optimization of our existing operations, while laying the foundation for our next leg of growth at Navidad and La Preciosa.  We will continue to focus on what we do best, operate and develop profitable silver mines throughout the Americas and I look forward to continuing to update you on our progress as we advance our projects into the pre-feasibility and feasibility stages.”

Outlook

Pan American remains confident that it will achieve its 2010 annual consolidated silver production forecast of 23.4 million ounces and has increased its 2010 annual gold production forecast to 95,000 ounces.  The Company expects 2010 consolidated cash costs to decline to $5.90 per ounce of silver.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss its first quarter financial and operating results on Tuesday, May 11, 2010 at 11:00 am ET (08:00 am PT).  Participants can access the call by dialing 1-604-638-5340. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan100511.html or at www.panamericansilver.com.

The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECT OF THE ACQUISITION OF AQUILINE RESOURCES ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL

UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended March 31,
	2010	2009

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$19,113	$6,610
Basic earnings per share	$0.18	$0.08
Mine operating earnings	$36,874	$10,474
Cash flow from operations (excluding changes in operating assets and liabilities)	$42,055	$18,998
Capital spending	$12,031	$18,652
Cash and short-term investments	$215,425	$107,312
Working capital	$302,791	$199,272

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	1,145,634	919,912
Silver metal - ounces	5,507,275	4,879,325
Gold metal - ounces	27,896	20,858
Zinc metal - tonnes	10,890	10,930
Lead metal - tonnes	3,099	4,106
Copper metal - tonnes	1,301	1,427

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.35	$5.94
Total production cost per ounce	$8.07	$9.99

Payable ounces of silver (used in cost per ounce calculations)	5,234,764	4,620,788